AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

November 30, 2010

VIA E-MAIL & EDGAR

U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attention:  Mr. Paul Mansour

Dear Paul:

Re:	Response to Comment Letter of November 4, 2010, File No. 000-50422

We respond to your comment letter using the same order of your comments:

General

1.	This amendment is filed to make revisions to the filing to meet reporting requirements for such terms as grab samples, yields up to, etc., as well as a correction to the financial statements.

Fripp Property, p. 22 & Horwood Group, p. 30

2.	We have revised the disclosure in respect of grab samples previously disclosed and have now included a gross weight.

Keith & Sewell Property, p. 22 & Forge Lake & Otter Pond, p. 25 & Loveland 2, p. 27

3.	We have removed references to nearby mines and other mineral properties that exist in the proximity of our properties.

Loveland 2, p. 27

4.	We have revised the reference to non-compliant 43-101 resources as per our discussions with Mr. Mansour.

Financial Statements; Note 7-Commitments, p. F-31

5.	We have revised the disclosure to include the detail of the previous plans for a spin-off and the decision to abandon those plans.

Financial Statements; Note 12-Differences Between Cdn & US GAAP, p. F-36-41

6.
Under Canadian GAAP, specific impairment testing is not required.  Under Canadian GAAP impairment is a management decision taken with consideration of a number of factors, culminating in management deciding whether it is appropriate to impair an asset.  Thus we have not detailed any impairment testing in our disclosure.

Reconciling Consolidated Statements of Cash Flows, p. F-37

7.	The correct amount is $1,208,433, and thus the amount has been adjusted to this.

The Amended Form 20F provided herein will also be filed on EDGAR shortly.

Please feel free to contact me directly should you have any further questions.

Yours truly,
AMADOR GOLD CORP.

/s/ Diana Mark
Diana Mark
Corporate Land Manager
& Corporate Governance